Exhibit 99.3

Press Release

Brendan Warn is Appointed Senior Vice-President,

Investor Relations of Total

Paris, 10 January 2019 - Brendan Warn is appointed Senior Vice-President, Investor Relations of Total, effective January 1, 2019. He succeeds Mike Sangster.

Prior to joining Total, Brendan was Managing Director and UK Head of Equity Research at BMO Capital Markets in London. Brendan has more than 13 years of experience in equity research across three investment banks including Macquarie Capital and Jefferies International in London.

Previously, Brendan was an Associate Director at Evans & Peck and a mining engineer at BHP in Australia.

Brendan qualified as a Mining Engineering at the University of South Australia and holds a Master of Commerce from The University of New South Wales, and an MBA from University of New South Wales and the University of Sydney. He is an Australian citizen.

About Total

Total is a major energy company that produces and supplies oil, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, cleaner, more affordable, more innovative and accessible to all. With operations in more than 130 countries, our aim is to become the world's leading responsible energy major.

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Contact Total

Press Relations: +33 (0)1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com